UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-06961

TEGNA INC.

(Exact name of registrant as specified in its charter)

c/o Nexstar Media Group, Inc.
545 E. John Carpenter Freeway, Suite 700
Irving, Texas 75062
(972) 373-8800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: Common Stock, $1.00 par value per share: 1*

* On March 19, 2026, pursuant to the Agreement and Plan of Merger, dated as of August 18, 2025 (the “Merger Agreement”), by and among Nexstar Media Group. Inc., a Delaware corporation (“Parent”), TEGNA Inc. a Delaware limited liability company (“Company”), Teton Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, TEGNA Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TEGNA INC.
Date: April 8, 2026
	By:	/s/ Lee Ann Gliha
Name: Lee Ann Gliha
Title: Treasurer